UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE for March 30, 2004 at 1:00PM EST
Contact:	Allen & Caron Inc
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD. ACQUIRES ADDITIONAL SHARES OF
MED NET INTERNATIONAL

NEW YORK CITY (March 30, 2004) ... MFC Bancorp Ltd. (Nasdaq:MXBIF and Frankfurt Stock Exchange: MFC GR) announced that it has increased its holdings of Med Net International Ltd. (MedNet) from 1,890,393 (representing 54.5% of the issued and outstanding shares) to 2,161,910 common shares (representing 62.4% of the issued and outstanding shares) by acquiring 270,513 common shares of MedNet (representing 7.8% of the issued and outstanding shares). MFC purchased the shares in market transactions. The cash purchase price was approximately CDN$416,855. MFC may from time to time acquire additional common shares of MedNet. MFC purchased the shares to expand its business interests and opportunities in China.

This news release is required by the securities laws of the Provinces of Ontario and Nova Scotia, where MedNet is a reporting issuer.

About MedNet International Ltd.

MedNet's primary business is the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China.

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: March 30, 2004